# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UCLOUDLINK GROUP INC., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Class A ordinary shares, par value US$0.00005 per share
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001951037

## Reporting persons
- Hui Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 11,000,000; shared voting power 0; sole dispositive power 11,000,000; shared dispositive power 0; aggregate amount beneficially owned 11,000,000 (4.26% of the class)
  Comment: : (1) Hui Li has beneficial ownership over 11,000,000 Class A ordinary shares held of record in the form of 1,100,000 ADSs. (2) Calculated based on 258,499,680 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Issuer
Name of issuer: UCLOUDLINK GROUP INC.
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F, Mira Place Tower A 132 Nathan Road, Tsim Sha Tsui Kowloon K3 00000

## Item 2. Person Filing
Name of person filing: This Schedule 13G Amendment is being filed by the following reporting person ("Reporting Person"): Hui Li
Address of principal business office or, if none, residence: 12L Building A, Caifu Square, No. 7002 Shennan Road, Shenzhen, Guangdong, China 518038
Citizenship: People's Republic of China

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: Not Applicable.
Sole power to dispose or to direct the disposition: Not Applicable.
Shared power to dispose or to direct the disposition: Not Applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hui Li: /s/ Hui Li, Hui Li (10/13/2026)